SEC Mail
Mail Processing
Section

MAR 3 1 2008

Washington, DC
103

UI
SECURITIES AN
Wash

08031029

AB
4/2

SEC FILE NO.
8-065484

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (mm/dd/yy) AND ENDING 12/31/2007 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CLEAR CREEK SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

1255 POST STREET #405
(No and Street)

SAN FRANCISCO (City) CALIFORNIA (State) 94109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL S. BLUM (415) 614-9755
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213, (Address) Walnut Creek, (City) California (Sate) 94596 (Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

PROCESSED
APR 0 8 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

dt
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OATH OR AFFIRMATION

I, **MICHAEL S. BLUM**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **CLEAR CREEK SECURITIES, INC.** as of **DECEMBER 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

State of California
County of Contra Costa

Subscribed and sworn to before me on this 28th day March, 2008 by Michael S. Blum who proved to be the person who appeared before me.

Amy H. Parnes
Notary Public

[Signature]
Signature

CFO
Title

AMY H. PARNES
Commission # 1520133
Notary Public - California
Contra Costa County
My Comm. Expires Oct 17, 2008

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Condition.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Clear Creek Securities, Inc.

Table of Contents

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Board of Directors
Clear Creek Securities, Inc.
San Francisco, California

We have audited the accompanying statement of financial condition of Clear Creek Securities, Inc. as of December 31, 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clear Creek Securities, Inc. at December 31, 2007, and the results of their operations and their cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst Wintter & Associates

March 26, 2008

Clear Creek Securities, Inc.

Statement of Financial Condition

December 31, 2007

Assets

Cash and cash equivalents		$ 101,954
Commissions receivable		7,000
Prepaid expenses and other assets		1,291
Securities owned, restricted		28,934
Property and equipment, net of $3,641 accumulated depreciation		2,542
Total assets		$ 141,721

Liabilities and Stockholders' Equity

Accounts payable and accrued expenses		$ 3,592
Commissions payable		33,640
Total liabilities		37,232
Stockholders' equity		
Common stock (50,000,000 shares of no par value authorized; 25,000 shares issued and outstanding)	$ 25,000	
Additional paid-in capital	99,864	
Retained earnings (deficit)	(20,375)	
Total stockholders' equity		104,489
Total liabilities and stockholders' equity		$ 141,721

See independent auditor's report and accompanying notes.

Clear Creek Securities, Inc.

Statement of Income

For the Year Ended December 31, 2007

Revenue		
Investment banking fees	$	820,907
Interest income		24
Other income		35,000
Total income		855,931
Expenses		
Commission expense		762,786
Compensation and benefits		33,107
Professional fees		13,880
Rent		7,490
Depreciation		907
Interest expense		163
Other operating expenses		20,303
Total expenses		838,636
Income before income taxes		17,295
Income tax expense		800
Net income	$	16,495

See independent auditor's report and accompanying notes.

Clear Creek Securities, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2007

	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Stockholders' Equity
December 31, 2006	$ 25,000	$ 81,864	$ (36,870)	$ 69,994
Capital contributions		18,000		18,000
Net income			16,495	16,495
December 31, 2007	$ 25,000	$ 99,864	$ (20,375)	$ 104,489

See independent auditor's report and accompanying notes.

Clear Creek Securities, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ 16,495
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation	907
Commissions received in securities	(28,934)
(Increase) decrease in:	
Commissions receivable	347,000
Deposit at clearing organization	13,444
Increase (decrease) in:	
Accounts payable and accrued expenses	(2,561)
Commissions payable	(285,759)
Net cash provided (used) by operating activities	60,592
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of equipment	(2,237)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contribution	18,000
Net increase (decrease) in cash and cash equivalents	$ 76,355
Cash and cash equivalents, beginning of year	25,599
Cash and cash equivalents, end of year	$ 101,954
SUPPLEMENTAL DISCLOSURES	
Interest paid	$ 163
Income taxes paid	$ 800

See independent auditor's report and accompanying notes.

Clear Creek Securities, Inc.

Notes to the Financial Statements

December 31, 2007

(1) Organization

Clear Creek Securities, Inc. (the Company), was formed as a California corporation in June 2002. The Company was accepted as a member of the National Association of Securities Dealers, Inc. (NASD) effective January 16, 2003. The original purpose of the Company was to act as a broker dealer engaging in general securities activities. In 2007, the Company changed its agreement with its clearing organization and limited its general securities activities. The Company now focuses primarily on mergers and acquisition consulting on a fee basis and limited general securities activities.

(2) Summary of Significant Accounting Policies

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of three months or less that are not held for sale in the ordinary course of business.

Accounts Receivable

The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Securities owned, restricted
Securities owned, restricted are warrants received as part of a success fee from a customer. The warrants have not been registered under the Securities Act of 1933 and cannot be pledged, sold, assigned or transferred. The warrants expire on June 29, 2012. The value of the warrants was estimated by the Company using the Black Scholes Option Valuation Model along with valuation discounts as deemed appropriate by management.

Furniture and Equipment
Furniture and equipment are valued at cost. Depreciation is being provided by the use of the accelerated method over the estimated useful lives of the assets.

Investment Banking Fees
Investment banking revenues are earned from providing merger and acquisition advisory services. Revenue is recognized when earned by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

(2) Summary of Significant Accounting Policies (continued)

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be treated as an S corporation. In lieu of corporate income taxes, the Company's income or loss is generally passed through to the shareholders' federal and state individual income tax returns. However, the Company is liable for California Franchise tax on S corporations.

Deferred income taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital (Rule 15c3-1) which requires the Company to maintain minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2007, the Company's net capital was $64,722 which exceeded the requirement by $59,722.

(4) Income Taxes

Income tax expense consists of the 2007 California minimum franchise tax of $800. Deferred taxes were not significant at December 31, 2007.

(5) Lease

The Company leases office space on a month-to-month basis in San Francisco, California.

(6) Line of Credit

The Company has a $5,000 line of credit with Capital One which requires interest of 27.15% to be paid monthly. The balance of $2,493 at December 31, 2007 is included in accounts payable.

(7) Risk Concentrations

Due to the nature of the merger and acquisition business, the Company's revenue during the period was primarily the result of a few transactions. Approximately 66% of revenue was generated from one customer.

At December 31, 2007, the Company held deposits at a financial institution, which were in excess of applicable federal insurance limits by $21,277.

(8) Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on behalf of its customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at a prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-balance-sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

SUPPLEMENTAL INFORMATION

Clear Creek Securities, Inc.

Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2007

Net Capital		
Total stockholders' equity qualified for net capital		$ 104,489
Less: Non-allowable assets		
Commissions receivable	7,000	
Prepaid expenses and other assets	1,291	
Property and equipment (net)	2,542	
Total non-allowable assets		10,833
Net capital before haircuts		93,656
Less: Haircuts on securities		28,934
Net capital		64,722
Net minimum capital requirement of 6.67 % of aggregate indebtedness of $37,232 or $5,000, whichever is greater		5,000
Excess net capital		$ 59,722

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2007)

Net capital, as reported in Company's Part II of Form X-17A-5 as of December 31, 2007	$ 85,076
Decrease in stockholders' equity	(4,327)
Decrease in non-allowable assets	12,907
Increase in haircuts on securities	(28,934)
Net capital per above computation	$ 64,722

Clear Creek Securities, Inc.

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission

For the Year Ended December 31, 2007

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information for Possession or Control
Requirements Under Rule 15c3-3

For the Year Ended December 31, 2007

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Clear Creek Securities, Inc.
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of Clear Creek Securities, Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2007, and this report does not affect our report thereon dated March 26, 2008.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

March 26, 2008

END